1775 | Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ____________________________

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

November 1, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	PennantPark Senior Floating Rate Fund Inc.

Ladies and Gentlemen:

On behalf of PennantPark Senior Floating Rate Fund Inc., a closed-end investment management company (the “Registrant”), electronically transmitted for filing via the EDGAR system is the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940 and Securities Act of 1933, including exhibits. The Registrant is filing a Notice of Registration on Form N-8A concurrently with this filing. Registration fees in the amount of $71.30 have been submitted in connection with this filing.

Please direct any questions concerning the filing to the undersigned at 202.261.3313 or Bill Bielefeld at 202.261.3386.

Very truly yours,

/s/ Thomas J. Friedmann

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